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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: August 2004                   Commission File Number: 0-27400

                            CINRAM INTERNATIONAL INC.
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                              (Name of Registrant)

                                2255 MARKHAM ROAD
                                TORONTO, ONTARIO
                                 CANADA M1B 3W2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F [ ]              Form 40-F [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CINRAM INTERNATIONAL INC.

Date: August 26, 2004                  By:  /s/ Lewis Ritchie
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                                            Name:  Lewis Ritchie
                                            Title: Executive Vice-President
                                                   Finance and Administration,
                                                   Chief Financial Officer
                                                   and Secretary

                                     EXHIBIT

Exhibit     Description of Exhibit
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  99.1      Material Change Report dated August 25, 2004

  99.2      Press Release dated August 25, 2004